Room 4561

	August 2, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 4 to Registration Statement on
Form
SB-2
	Filed July 14, 2005
	File No. 333-116512

      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB/A for the fiscal quarter ended September 30, 2004 Form 10-QSB/A for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-22773

Dear Mr. Ghauri:

      We have reviewed your filings and have the following comments.

Post-effective Amendment No. 4 to Registration Statement on Form
SB-2

General

1. The loan transactions that you described in your certain relationships and related transactions section appear to be loans that are inconsistent with Section 13(k)(1) of the Exchange Act.
Section 13(k)(1) prohibits the extensions of credit by issuers in the form of personal loans to their directors or executive officers. The loans made by you to your officers in order to facilitate their personal exercise of stock options appear to fall within this prohibition. Please make disclosure in your filing regarding such possible violation and the possible consequences.

Risk Factors

Certain of Our Management Team Have Relationships..., page 6

2. This risk factor discusses the risks related to transactions in which members of management have loaned funds to you. It does not appear to be case that members of management have made such loans. Rather, your disclosure under certain relationships and related transactions indicates that loans were made by you to members of management. Please revise as necessary.

Certain Relationships and Related Transactions, page 51

3. With respect to the last paragraph in this section, your statement that the terms of the management loan transactions are no less favorable to you than a transaction with an unaffiliated third party appears to lack a basis. It is unclear how a transaction in which you issue shares upon exercise of a stock option and afford the person exercising the option a loan with respect to the aggregate exercise price would be available to an unaffiliated third party. Instead, stock options are most usually associated with employees or persons with some relationship to the company. Also, certain significant terms of the transaction such as the use of the stock as collateral and the payment on the loan with salary would not typically be available to unaffiliated third parties.

NetSol Technologies Inc. and Subsidiaries Pro-Forma Financial
Statements

4. You indicate that you restated your March 31, 2005 financial statements to reflect the change in your purchase price allocation for CQ Systems. It does not appear that you have made corresponding adjustments to your pro forma financial statements. Revise accordingly.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5. Your response to comment no. 8 in our letter dated June 22,
2005
indicates that the report was modified to refer to "NetSol" rather than "Network" Technologies due to a typographical error. The last sentence of the first paragraph continues to refer to "Network" Technologies. Revise the audit reports in this registration statement and Form 10-KSB accordingly.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-14

6. In your response to comment no. 13 in our letter dated June 22, 2005, you state that the "whole amount of the license fee is recognized as revenue in the period of signing of [a] contract" when an arrangement does not contain any major customization. Tell us and revise to disclose how you ensure that all of the revenue recognition criteria in paragraph 8 of SOP 97-2 are met in the period of signing of the contract.

7. We note your response to comment no. 14 in our letter dated
June
22, 2005. As previously requested, revise your revenue recognition policy to disclose the method you use to measure progress toward completion on arrangements recognized using the percentage of completion method. Indicate the output or input measures used to calculate the amount of revenue to recognize in each period. Refer to paragraph 45 of SOP 81-1.

Note 11 - Convertible Debenture, page F-31

8. Based on the information provided in response to comment no. 17 in
our letter dated June 22, 2005, it appears that once the
conversion
terms were set on May 4, 2005, you should have computed the value of
the beneficial conversion using the revised conversion terms and the
commitment date stock price.  Please refer to Issue 7 of EITF 00-
27
and tell us how you considered this guidance in recording the value of the beneficial conversion of $300,000.

CQ Systems Limited Financial Statements

Independent Auditor`s Report, page 2

9. We note the revised report of CMB Partnership for the financial statements of CQ Systems as of March 31, 2004 and 2003. The report states that the audits were conducted in accordance with auditing standards generally accepted in the United Kingdom. As previously requested in comment no. 8 in our letter dated April 27, 2005, revise to state, if true, that the audits were conducted in accordance with generally accepted auditing standards in the United States.
Please
also revise the report included in your Form 8-K/A accordingly.

Exhibits

10. Please obtain consents from your accountants that correspond to the dates of their reports included in your Form SB-2.

Draft Form 10-KSB/A for the fiscal year ended June 30, 2004

Item 8A. Controls and Procedures

11. We note your response to comment no. 19 in our letter dated
June
22, 2005. Please note that Item 308 of Regulation S-B requires disclosure of any changes during the last fiscal quarter. We note that the modification to your disclosure per your response indicates that the period for which any change is to be disclosed is "[s]ubsequent to the date of such evaluation." As such, the requirements of Item 308 do not appear to be met. Further, please note that the draft disclosure you provided does not appear to be the same as that set forth in your response. This comment also appears applicable to the disclosure in your Form 10-QSB for the quarter ended March 31, 2005.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Notes to Unaudited Consolidated Financial Statements

Note 15 - Acquisition of CQ Systems, page 17

12. We note your response to comment no. 4 in our letter dated
June
22, 2005 and your statement that as a result of removing the liability associated with your purchase of CQ Systems, the purchase price allocation for the maintenance contracts and license contracts was reduced. In accordance with the guidance in paragraph 46, since your business combination involves contingent consideration, an amount equal to the sum of the amounts assigned to assets acquired and liabilities assumed that exceeds the non-contingent purchase price should be recognized as if it was a liability prior to any pro rata allocation of this excess. Tell us how you considered the guidance in paragraph 46 of SFAS 141 in your revised purchase price allocation. Furthermore, explain why you believe it is appropriate to allocate any amounts to goodwill since the costs of the acquired entity (excluding the contingent installment) does not exceed the acquired net assets.

Item 3. Controls and Procedures

13. You indicate that your controller, chief financial officer and auditor meet each quarter to discuss any changes that may have occurred in accounting policies and financial reporting. Tell us how this additional procedure addresses the facts and circumstances leading to your restatements of the June 30, September 30 and December 31, 2004 financial statements. In this regard, explain how this process ensures that you are properly applying existing accounting and financial reporting requirements.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than August 16, 2005. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855, or
Melissa
Walsh at (202) 551-3224, if you have questions or comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477, or Perry Hindin at (202) 551-3444, for
assistance
on other matters. If you need further assistance, you may contactor me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197